

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 12, 2017

Yevgeniy V. Nikulin
BP Midstream Partners LP
501 Westlake Park Boulevard
Houston, TX 77079

> **Re: BP Midstream Partners LP**
> **Draft Registration Statement on Form S-1**
> **Submitted June 16, 2017**
> **CIK No. 0001708301**

Dear Mr. Nikulin:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

Our Assets and Operations, page 2

2.   You state on pages 3 and 6 that the Whiting Refinery depends on BP2 as its primary source of Canadian heavy crude and that "it has a significant cost advantage over Gulf Coast refiners in accessing this growing supply source." Please provide support for that statement. Also, please balance this disclosure by stating here that BP has access to an alternative crude oil pipeline that delivers crude oil to the Whiting Refinery. We note in that regard the related disclosure on page 31.

3.   Please expand your disclosure on page 4 to quantify the portion of Mars' transportation volumes that are subject to fee-based life-of-lease transportation agreements and those that have guaranteed rates-of-return. File these agreements as exhibits under Item 601(b)(10) of Regulation S-K or advise us why you do not believe that is required.

Formation Transactions, page 9

4.   We note that common units not acquired by underwriters under their option will be issued to BP Holdco. Expand Item 15 to address the issuance of such shares to BP Holdco.

Risk Factors, page 28

Risks Related to Our Business, page 28

"Our profitability and cash flow are dependent on our ability . . . ," page 31

5.   Please provide updated disclosure here and on pages 81, 112, and 137 regarding the two Diamondback transportation agreements that were expected to be either extended or replaced effective July 1, 2017.

Cash Distribution Policy and Restrictions on Distributions, page 64

Limitations on Cash Distributions and Out Ability to Change our Cash Distribution Policy, page 64

Estimated Cash Available for Distribution for the Twelve Months Ending June 30, 2018, page 74

6.   We note your disclosure that you intend to make distributions on a quarterly basis. Please revise your filing to show your ability to make such distributions on a quarterly basis. In that regard, please state your estimated generated available cash and expected quarterly distribution for each individual quarter during the twelve

> months ending June 30, 2018. Please also revise your tabular disclosures on pages 75 to 76 and all related disclosure.

Selected Historical and Unaudited Pro Forma Financial Data, page 107

7.   The presentation of pro forma balance sheet data for the period ended December 31, 2016 does not appear to comply with Rule 11-02(c)(1) of Regulation S-X. In this regard, pro forma balance sheet information should only be presented as of the end of the most recent period for which a consolidated balance sheet is required. Revise or tell us why your presentation is appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 111

Critical Accounting Policies, page 124

Revenue Recognition, page 125

8.   Expand this disclosure to more clearly explain the nature of the contract obligation revenue that is identified here.

Industry, page 127

U.S. Refinery Overview, page 129

9.   Please provide us with the source for your statement on page 130 that, "Deliveries of crude from Western Canada to PADD II are expected to increase by approximately 105 kbpd, or approximately 21.6%, from 2017 to 2020."

Unaudited Pro Forma Condensed Combined Financial Statements, page F-4

Notes to Unaudited Pro Forma Combined Financial Statements, page F-9

10.   Revise the description of pro forma adjustment (j) to quantify the amount of the adjustment for the reduction of insurance costs related to the disposition of an asset in 2016 and tell us how this part of the adjustments meets the criteria per Rule 11-02(b)(6) of Regulation S-X.

11.   Expand upon the description of pro forma adjustment (n) to clarify why this adjustment is necessary or make reference to the appropriate description elsewhere in your submission.

12.   Revise your disclosure of pro forma net income per unit to also include pro forma information reflecting dilution equivalent to the number of units whose proceeds will be used to pay a distribution to BP Midstream Partners Holdings LLC.

BP Midstream Partners LP Predecessor Financial Statements

Report of Independent Registered Public Accounting Firm, page F-31

13.   It appears the entity referenced in the last paragraph identifies "Bellini" rather than BP Midstream Partners LP Predecessor. Please obtain a revised audit report.

Notes to Combined Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-37

Allowance Oil, page F-38

14.   We note that the allowance oil receivable and the related embedded derivative feature are measured in their entirety at fair value. Provide us with your analysis of this arrangement in the context of the relevant accounting guidance, including as it relates to your assertion that the economic characteristics and risks of the embedded derivative are clearly and closely related to those of the host arrangement.

Proteus Oil Pipeline Company, LLC

Notes to Unaudited Condensed Financial Statements

Note 7. Subsequent Events, page F-126

15.   The date through which subsequent events were evaluated appears to have been inadvertently excluded. The same observation is noted on page F-146 for Endymion Oil Pipeline Company, LLC.

Mars Oil Pipeline Company

Report of Independent Auditors, page F-166

16.   The accountant's report does not appear to meet the technical requirement in Rule 2-02(a) of Regulation S-X to indicate the city and state where it was issued. Please obtain a revised audit report.

Exhibits

17.   Please file as exhibits to your registration statement the limited liability company agreements that govern the subsidiaries and joint ventures in which you hold interests, including Mars Oil Pipeline Company LLC and Mardi Gras Transportation System Company LLC, or explain to us why you do not believe this is necessary. Please also file the agreements governing the operation of the pipeline assets in which Mars and Mardi Gras own interests.

Closing Comments

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources